Exhibit 3.7

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

RESORTS REAL ESTATE HOLDINGS, INC.

Pursuant to the provisions of Sections 14A:9-5 and 14A:9-2(4) of the New Jersey Business Corporation Act, Resorts Real Estate Holdings, Inc., (the “Corporation”), executes this Amended and Restated Certificate of Incorporation:

ARTICLE I

The name of the corporation is: RESORTS REAL ESTATE HOLDINGS, INC.

ARTICLE H

The total authorized capital stock of the Corporation is One Thousand (1,000) shares of common stock, each of which shall have a par value of One Cent ($0.01) per share.

ARTICLE III

The address of the registered office of the Corporation in the State of New Jersey and the name of the registered agent at such address are:

Agent:	Address:
Corporation Service Company	830 Bear Tavern Road West Trenton, New Jersey 08628

ARTICLE IV

The purpose of the Corporation is to engage in solely the following activities:

(a) To contract to purchase from and acquire from Kerzner International North America, Inc., a Delaware corporation (“Kerzner”), certain parcels of land, together with all buildings and other improvements located thereon, located in the County of Atlantic, State of New Jersey, (collectively, the “Properties”), pursuant to a certain Purchase and Sale Agreement by and between Kerzner, as seller, and the Corporation, as purchaser, as the same may be hereafter amended, supplemented or otherwise modified (the “Contract”); and (b) to execute, deliver, perform its obligations under and consummate the transactions contemplated by (A) a certain Secured Promissory Note made by the Corporation and payable to Kerzner in connection with the Contract as the same may be hereafter amended, supplemented or otherwise modified (the “Note”), (B) a certain Master Agreement by and among Kerzner, the Corporation, Colony RIH Holdings, Inc., Resorts International Hotel, Inc., Resorts International Hotel and Casino, Inc. and New Pier Operating Company, Inc., as the same may be hereafter amended, supplemented or otherwise modified (the “Master Agreement”); (C) a certain Mortgage by the Corporation in favor of Kerzner, as the same may be hereafter amended, supplemented or otherwise modified, (D) the Contract, (E) a certain Lease, as amended, between the Corporation and Resorts International Hotel and Casino, Inc. (the “Lease”) and (F) all documents, instruments and agreements related to the Contract, the Note, the Master Agreement, the Lease and the transactions contemplated thereby, including the transactions contemplated by the “Transaction Documents” as defined in the Master Agreement (collectively, the “Obligations”).

(b) From and after the acquisition of the Properties by the Corporation, to own, hold, sell, assign, transfer, operate, lease, mortgage, pledge and otherwise deal with the Properties.

(c) To exercise all powers enumerated in the New Jersey Business Corporation Act necessary or convenient to the conduct, promotion or attainment of the business or purposes otherwise set forth herein.

ARTICLE V

For as long as any Obligation is outstanding, the Corporation shall not, without the unanimous vote of the entire Board of Directors institute proceedings to be adjudicated bankrupt or insolvent; or consent to the institution of bankruptcy or insolvency proceedings against it; or file a petition seeking, or consent to, reorganization or relief under any applicable federal or state law relating to bankruptcy; or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Corporation; or make any assignment for the benefit of creditors; or admit in writing its inability to pay its debts generally as they become due; or take any corporate action in furtherance of the above actions.

The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, and other provisions authorized by the laws of the State of New Jersey at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons by and pursuant to this Amended and Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article; provided that, for as long as any Obligation is outstanding, none of Article IV, this Article V, Article VI or Article XI shall be amended without (x) the unanimous vote of the entire Board of Directors and (y) the prior written consent of Kerzner.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors of the Corporation shall cause the

Corporation to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; provided, however, that the Corporation shall not be required to preserve any such right or franchise if no Obligation is outstanding and the Board of Directors of the Corporation determines that the preservation thereof is no longer desirable for the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Corporation. Notwithstanding any provision hereof to the contrary, for as long as any Obligation is outstanding, in order to preserve and ensure the separate and distinct corporate identity of the Corporation, the Board of Directors of the Corporation also shall cause the Corporation to conduct its affairs in accordance with the following provisions:

(a) The Corporation will comply with the provisions of its Amended and Restated Certificate of Incorporation and its by-laws and the laws of its jurisdiction of organization relating to corporations.

(b) The Corporation will do all things necessary to observe organizational formalities and preserve its existence.

(c) The Corporation will accurately maintain its financial statements, accounting records and other corporate documents separate from those of any other Person and the Corporation will file its own tax returns or, if the Corporation is part of a consolidated group for purposes of filing tax returns, the Corporation will be shown as a separate member of such group.

(d) The Corporation will not commingle its assets with those of any other Person and will maintain its assets in such a manner such that it will not be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person.

(e) The Corporation will not permit any Affiliate independent access to its bank accounts.

(f) The Corporation will accurately maintain and utilize its own separate bank accounts, payroll, books of account, stationery, invoices and checks.

(g) The Corporation will pay its own liabilities from its own separate assets and shall allocate and charge fairly and reasonably any overhead which the Corporation shares with any other Person, including, without limitation, for office space and services performed by any employee of another Person.

(h) The Corporation will identify itself in all dealings with the public under its own name and as a separate and distinct entity and shall correct any known misunderstanding regarding its status as a separate and distinct entity.

(i) The Corporation will not identify itself as being a division of any other Person.

(j) The Corporation will be adequately capitalized in light of the nature of its business.

(k) The Corporation will not (A) own any assets or property other than the Properties and any incidental personal property necessary for the ownership, management or operation of the Properties, (B) engage in any business other than the leasing, ownership, management and operation of the Properties, (C) incur, create or assume any debt, secured or unsecured, direct or contingent (including guaranteeing any obligation), other than as expressly permitted under the terms of the Master Agreement, (D) pledge its properties or assets, other than as expressly permitted under the terms of the Master Agreement, or (E) make any loans or advances to any Person (including any Affiliate), other than as expressly permitted under the terms of the Master Agreement.

(l) The Corporation will not change its name or principal place of business.

(m) The Corporation will not have any subsidiaries.

(n) The Corporation will preserve and maintain its existence as a New Jersey corporation and all material rights, privileges, tradenames and franchises.

(o) The Corporation will not (A) merge or consolidate with, or sell, convey or transfer all or substantially all of its properties or assets to any Person, or liquidate, wind up or dissolve itself (or suffer any liquidation, winding up or dissolution) or (B) acquire any business or assets from, or capital stock or other ownership interest of, or be a party to any acquisition of, any Person.

(p) The Corporation will not assume, guarantee or hold itself out to be responsible for the liabilities or the decisions or actions respecting the daily business affairs of its partners, shareholders or members or any predecessor company, corporation or partnership, each as applicable, any Affiliates, or any other Persons.

(q) The Corporation will not acquire obligations or securities of its partners or shareholders, members or any predecessor company, corporation or partnership, each as applicable, or any Affiliates.

(r) The Corporation will not make loans to its partners, members or shareholders or any predecessor company, corporation or partnership, each as applicable, or any Affiliates of the Corporation or any of such Persons.

(s) Other than the Lease, the Corporation will not enter into or be a party to any transaction with its Affiliates, members’, partners or shareholders, as applicable, or any Affiliates thereof except in the ordinary course of business of the Corporation on terms which are no less favorable to the Corporation than would be obtained in a comparable arm’s length transaction with an unrelated third party.

(t) The Corporation shall pay the salaries of its own employees and maintain a sufficient number of employees in light of its contemplated business operations.

(u) The Corporation will not, directly or indirectly, engage in any business or activity other than those related to the activities set forth in Article IV hereof.

(v) The Corporation shall respect and appropriately document the separate and independent nature of its activities, as compared with those of any other Person, take all reasonable steps to continue its identity as a separate legal entity, and make it apparent to third persons that the Corporation is an entity with its own distinct assets and liabilities.

For purposes of this Amended and Restated Certificate of Incorporation: (x) the term “Person” means any individual, corporation, limited liability company, partnership, joint venture, estate, trust, unincorporated association, any federal, state, county or municipal government or any bureau, department or agency thereof and any fiduciary acting in such capacity on behalf of any of the foregoing; and (y) an “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.

ARTICLE VII

The number of persons comprising the entire Board of Directors of the Corporation shall be not less than one (1) nor more than five (5). The number of directors constituting the Board of Directors of the Corporation at the time of adoption of this Amended and Restated Certificate of Incorporation was three (3). The names and addresses of the Directors constituting the current Board of the Corporation are as follows:

Name:	Address:
Thomas J. Barrack, Jr.	c/o Colony RIH Holdings, Inc. 660 Madison Avenue, Suite 1600 New York, New York 10021

Nicholas L. Ribis.	c/o Colony RIH Holdings, Inc. 660 Madison Avenue, Suite 1600 New York, New York 10021

Mark M. Hedstrom.	c/o Colony RIH Holdings, Inc. 660 Madison Avenue, Suite 1600 New York, New York 10021

ARTICLE VIII

The duration of the Corporation is perpetual.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the by-laws of the Corporation may be made, altered, amended or repealed by the stockholders or by a majority of the entire Board of Directors of the Corporation.

ARTICLE X

Elections of directors need not be by written ballot.

ARTICLE XI

The Corporation shall indemnify and reimburse any present or former “corporate agent”, as defined in N.J.A. 14A:3-5, who serves this Corporation, or any constituent corporation absorbed by this Corporation in a merger or consolidation, or any other corporation or business entity in which this Corporation has a business interest, against any reasonable and necessary expenses, counsel fees and liabilities actually incurred by them in any civil or criminal proceeding brought or threatened for acts arising out of their status as corporate agents, to the maximum extent permitted by law and in accordance with the procedures set forth in N.J.S.A. 14A:3-5. Termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that such corporate agent did not meet the applicable standard of conduct for indemnification. Indemnity shall be paid in advance of the final disposition of the proceeding, provided the corporate agent undertakes to repay the Corporation if it shall be ultimately determined that he is not entitled to indemnification as provided by this Article XI.

Indemnification rights provided for in this Article XI shall be construed as in addition to, and not exclusive of, all other rights to indemnification to which any corporate agent may be entitled.

Neither the amendment nor repeal of this Article XI, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with Article XI shall eliminate or reduce the effect of this Article XI in respect of any matter occurring before such amendment, repeal or adoption of an inconsistent provision or in respect of any cause of action, suit or claim relating to any such matter which would give rise to a right of indemnification or right to receive expenses pursuant to this Article XI if such provision had not been so amended or repealed or if a provision inconsistent therewith had not been so adopted.

Notwithstanding any provision hereof to the contrary, any indemnification shall be fully subordinated to any obligations respecting the Properties, including, without limitation, the Obligations, and shall not constitute a claim against the Corporation in the event that cash flow is insufficient to pay such obligations.

A director shall not be personally liable to the Corporation or its stockholders for damages for breach of any duty owed to the Corporation or its stockholders; provided, however, that this provision shall not relieve a director from liability for any breach of duty based upon an act or omission (a) in breach of such director’s duty of loyalty to the Corporation or its stockholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such director of an improper benefit.

IN WITNESS WHEREOF, the undersigned has hereunto signed this Amended and restated Certificate of Incorporation on the 18 day of March 2004.

RESORTS REAL ESTATE HOLDINGS, INC.

By:	/s/ AUDREY S. OSWELL

Name: Audrey S. Oswell
Title: President